United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April, 2018

Commission File Number: 001-35892

GW PHARMACEUTICALS PLC

(Translation of registrant’s name into English)

Sovereign House

Vision Park

Histon

Cambridge CB24 9BZ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☐

Other Events

GW Pharmaceuticals plc (the “Company”) is presenting its CBD-OS product (Epidiolex®) in a Peripheral and Central Nervous System Drugs Advisory Committee Meeting with the U.S.  Food and Drug Administration’s (FDA) today, Thursday April 19, 2018 from 8:00am ET to 12:30pm ET. The Nasdaq has halted trading in the Company’s American Depositary Shares (ADSs) which trade on the Nasdaq Global Market under the symbol “GWPH.”

For further information, please contact:

GW Pharmaceuticals plc

Stephen Schultz, VP Investor Relations (U.S.)	917 280 2424 / 401 500 6570

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GW Pharmaceuticals plc

	By:	/s/ Adam George
	Name:	Adam George
	Title:	Company Secretary

Date: April 19, 2018